FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Proxy Statement: Radware Announces 2006 Annual General Meeting of Shareholders,

    Dated August 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: August 31, 2006

By: /S/ Meir Moshe

      Meir Moshe

      Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Proxy statement: Notice of 2006 annual general meeting of shareholders to be held on Wednesday, October 4, 2006

Exhibit 10.1

RADWARE LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, OCTOBER 4, 2006

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of RADWARE LTD. (the “Company”) will be held on Wednesday, October 4, 2006, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.

To re-elect Mr. Yehuda Zisapel as Class I director of the Company until the annual general meeting of shareholders to be held in 2009;

2.

To elect Mr. Zohar Gilon and Dr. Orna Berry as external directors of the Company for a period of three years ;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the meeting will reconvene for the following purposes:

3.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

4.

To approve compensation and grant of stock options to non-employee directors;

5.

To approve compensation of the Chief Executive Officer of the Company;

6.

To approve compensation and grant of stock options to the Chairman of the Board of Directors;

7.     To fix the maximum size of the Board of Directors of the Company at nine (9) members;

In addition to adopting the above resolutions, it is proposed that at the Annual General Meeting we will:

8.

Present and discuss the financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report in respect thereof; and

9.

Transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 30, 2006, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

CHRISTOPHER MCCLEARY

Chairman of the Board of Directors

ROY ZISAPEL
President and Chief Executive Officer

Date: August 31, 2006

A letter to the Shareholders, which includes 2005 highlights and financial information, is enclosed, but is not a part of the proxy solicitation material.

#

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The meeting will be held on Wednesday, October 4, 2006 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1

To re-elect Mr. Yehuda Zisapel as Class I director of the Company until the annual general meeting of shareholders to be held in 2009;

2

To elect Mr. Zohar Gilon and Dr. Orna Berry as external directors of the Company for a period of three years;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the meeting will reconvene for the following purposes:

3

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

4

To approve compensation and grant of stock options to non-employee directors;

5

To approve compensation of the Chief Executive Officer of the Company;

6

To approve compensation and grant of stock options to the Chairman of the Board of Directors; and

7

To fix the maximum size of the Board of Directors of the Company at nine (9) members.

In addition to adopting the above resolutions, it is proposed that at the Annual General Meeting we will:

8.

present and discuss the financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report in respect thereof; and

9.

transact such other business as may properly come before the meeting or any adjournment thereof.

The Company is currently not aware of any other matters which will come before the Annual General Meeting.  If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below.

A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting.  However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company not less than 2 hours prior to the meeting, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about September 5, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 30, 2006 will be entitled to notice of and to vote at the Annual General Meeting and any adjournments or postponements thereof.  On August 30, 2006, the Company had issued and outstanding 19,980,389 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares conferring in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 30, 2006, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,645,425	13.21%
Roy Zisapel (2)	1,157,584	5.70%

All directors and executive officers as a group (13 persons) (3)	4,296,699	20.73%

(1)

Includes 295,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its major shareholder and 40,000 options which are fully vested.

(2)

Consists of 857,584 shares and 300,000 options which are fully vested or which will be fully vested within the next 60 days.

(3)

Consists of 3,552,449 shares and 744,250 options which are fully vested or which will be fully vested within the next 60 days.

ITEM 1

ELECTION OF CLASS I DIRECTOR

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors) is divided into three classes: Class I, Class II and Class III.  Each director, when and however elected, is designated as a member of a certain class of directors.

Each director (other than our external directors or a director elected to fill a vacancy in accordance with the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; provided, that each director in Class I serves for a term ending on the date of the annual general meeting in 2006; each director in Class II will serve for a term ending on the date of the annual general meeting in 2007; and each director in Class III will serve for a term ending on the date of the annual general meeting in 2008.  The term of service of Mr. Yehuda Zisapel, the sole director in Class I, expires on the date of this year’s Annual General Meeting.

Directors will be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Mr. Yehuda Zisapel to hold office for a term ending at the third annual general meeting following his election, i.e. until the annual general meeting held in the year 2009, and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company. This nominee was approved and recommended to the Board by the Company’s independent directors.

In the event such nominee should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominee, if elected, should be unable to serve as director.  The Company does not have any understanding or agreement with respect to the future election of the above nominee.

The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

Yehuda Zisapel (63), co-founder of our company, has served as our Chairman of the Board of Directors since our inception and until August 6, 2006.  He also serves as a director of Radware Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.  Yehuda Zisapel is the father of Roy Zisapel, the Company’s President and CEO.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., the term of his appointment shall expire at the annual general meeting for the year 2009.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the election of the said nominee.

Other Members of the Board Continuing in Office

Roy Zisapel* (35), co-founder of our company, has served as our President and Chief Executive Officer and a director since our inception.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director in Infogate On Line Ltd.  Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel-Aviv University.  Roy Zisapel is the son of Yehuda Zisapel.

Christopher McCleary** (53) has served as a member of our board of directors since February 2000 and was appointed Chairman of the Board on August 6, 2006.  Mr. McCleary is currently a General Partner at Blue Chip Venture Company. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated.  Mr. McCleary was previously non-executive Chairman of USinternetworking Inc., or USi, and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000.  Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997.  From 1990 to 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company.  Mr. McCleary serves as a director in JackBe, Inc.. Mr. McCleary holds a BGS degree from the University of Kentucky.

Kenneth E. Sichau** (51)  has served as a member of our board of directors since October 2004. Mr. Sichau is a seventeen year veteran of the telecommunications industry, having held senior leadership positions in sales, marketing, product management and operations. Most recently he was President, AT&T Business Sales for AT&T where he was an EVP and a member of AT&T’s Executive Committee. He retired from AT&T in 2003.  Prior to AT&T, he was a Vice President of Business Development at Marriott Corporation. Currently, Mr. Sichau serves as a management advisor to small and mid- size companies. Mr. Sichau is a veteran of the U.S. Navy, where he served as a Naval Aviator. He holds a BS degree from the US Naval Academy and an MBA degree from Harvard Business School.

Hagen Hultzsch** (65) has served as a member of our board of directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Currently,, he serves as a member of of the boards of directors (or advisory boards or board of trustees) in the following companies: Authentidate AG, VoiceObjects AG, T-Systems Solutions for Research, ICANN Inc., TranSwitch Corporation Inc., SCM-Microsystems Inc., RIT Ltd, Aspect Corporate Advisors, EUTEX AG, SUP Consultants, Communardo Software GmbH, TVM-Capital, TeleSoft Partners, XTraMind Technologies AG, Actelis Networks Inc., Norbelle Inc., University Clinics Bonn, University Clinics Dresden, University Frankfurt, University Dresden, Center fo Advanced Research and Studies Bonn, and International Club La Redoute Bonn. Dr. Hultzsch holds a Ph.D. from Mainz University.

Liora Katzenstein* (50)  has served as a director since January 2001.  In 1996 Prof. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship).  Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center.  From 1995 to 1996 Prof. Katzenstein was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration.  Prof. Katzenstein also serves as a director in Radvision Ltd., RiT Technologies Ltd. and OTI Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

_______________________

* Member of Class II

** Member of Class III

Board Meeting and Committees

During 2005, the Board of Directors held seven Board meetings. The Board of Directors has established an Audit Committee, which is comprised of Mr. Christopher McCleary, Prof. Liora Katzenstein, Mr. Kenneth Sichau and Mr. Hagen Hultzsch and, until the expiration of their term (see Item 2), Mr. Yiftach Atir and Mr. Avigdor Willenz, all of whom qualify as Independent Directors, as determined under the Nasdaq rules. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.  Our board of directors has determined that Mr. Chris McCleary, a members of our Audit Committee, is a financial expert as defined in the applicable regulations, and has determined that all members of the Audit Committee qualify as “independent” as this term is defined in the NASDAQ Listing Standards.

The Board of Directors has also established a Compensation Committee, which is comprised of Mr. Kenneth Sichau, Mr. Christopher McCleary and, until the expiration of his term (see Item 2), Mr. Avigdor Willenz (see Item 2). The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. Our board of directors has determined that all members of the Compensation Committee are “independent” as this term is defined in the NASDAQ Listing Standards.

Executive Compensation

The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2005 fiscal year was $1,638,000.  This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed. See also the proposals at Items 2 and 4.

Stock Options

The total number of options granted to officers and directors of the Company during 2005 as a group was 125,000 at an average exercise price of $17.08.  See also the proposal at Item 4.

ITEM 2

ELECTION OF EXTERNAL DIRECTORS

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel are required to appoint at least two external directors (the “external directors”).  The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with: the company; any entity controlling the company; or any entity controlled by the company or by this controlling entity. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

The external directors must be elected by the shareholders. The initial term of an external director is three years and may be extended for an additional three years.  Each committee of a company’s board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

The current external directors, Messrs. Avigdor Willenz and Yiftach Atir, have concluded two terms of three-years as the Company’s external directors and therefore their term cannot be extended. Accordingly, at the Annual General Meeting, shareholders will be asked to elect Mr. Zohar Gilon and Dr. Orna Berry as external directors for a term of three years.   The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based in criteria set forth in regulations promulgated under the Companies Law) whether the outside directors have “accounting and financial expertise” or “professional qualifications”.

The Board of Directors of the Company has determined that both Mr. Zohar Gilon and Dr. Orna Berry have “accounting and financial expertise” as well as “professional qualifications”.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the election of Mr. Zohar Gilon and Dr. Orna Berry as external directors, for a period of three years.

Subject to the Companies Law, in the event that either Mr. Zohar Gilon or Dr. Orna Berry should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an external director.  The Company is not aware of any reason why the nominees, if elected, should be unable to serve as directors.  The Company does not have any understanding or agreement with respect to the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Mr. Zohar Gilon and Dr. Orna Berry do not beneficially own any of our shares. If elected, the external directors shall receive compensation as described in Item 4 below. In addition, they will be provided with an indemnity letter, as approved by the shareholders at the annual meeting that took place on December 11, 2005.

Mr. Zohar Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States.  From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Currently, Mr. Gilon serves as a director of the following companies: Ceragon Networks Ltd., RADCom Ltd., Orsense Ltd., Exlibris Ltd., Wisair Ltd., Oberon Media Inc., and RADVentures, an investment fund for RAD Date Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Dr. Orna Berry has been a Venture Partner in Gemini Israel funds since  August  2000. Beginning  December 2005, she serves as the Chairperson of Prime Sense Ltd., and  beginning  January 2005 as the Chairperson of Adamind Ltd., a UK public company. Dr. Berry is a member of the European Union Research Advisory Board (EURAB) and a member of the Association of Computing Machines’ (ACM) task force on job migration and globalization (TFJM). From 1997 to  2000 she acted as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry and Trade of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until  1997. Dr. Berry holds a Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Compugen Ltd., Poalim Capital Markets, Mer Telemanagement Solutions Ltd. and Commtouch Software Ltd.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Zohar Gilon and Dr. Orna Berry are hereby elected to a serve as external directors of the Company for a period of three years.”

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3

RE-APPOINTMENT OF AUDITORS

At the meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders.  They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants.  The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.  A representative of the auditors will be present at the meeting and will be available to respond to appropriate questions from shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2005, we paid Kost, Forer, Gabbay & Kasierer approximately $131,000 for auditing and audit related services and $23,000 for tax related services.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 4

APPROVAL OF NON-EMPLOYEE DIRECTORS COMPENSATION

Under the Israeli Companies Law, compensation of the directors requires the approval of the Audit Committee, Board of Directors and shareholders, in that order. Up to 2006, the Company’s directors did not receive any remuneration for their service other than a grant of options to purchase 10,000 ordinary shares of the Company for each year of service. On January 29, 2006, the Audit Committee and Board of Directors of the Company adopted, subject to shareholder approval, a policy, according to which each of our non-employee directors, who may serve the Company from time to time, including our external directors, will receive the following compensation, effective as of January 1, 2006:

•

An annual fee of $20,000;

•

a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director will receive an initial grant of options to purchase 30,000 ordinary shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant will be made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the Company share’s market price at the date of the annual meeting approving the election or reelection of a director).

•

a special attendance fee of $3,000 for the director’s attendance (in person) in a Board meeting held outside his/her country of residence; and

•

an annual fee of $5,000 for each director who presides as a chairman of any committee of the Board of Directors.

If elected, the above consideration shall apply to the two new external directors, Mr. Zohar Gilon and Dr. Orna Berry, effective as of the date of the meeting. The above consideration shall not apply to Messrs. Yiftach Atir and Avigdor Willenz, who served as external directors for the past six years and whose term has expired.

In our 2005 annual meeting of the shareholders held on December 11, 2005, Messrs. Christopher McCleary,  Kenneth Sichau and Hagen Hultzsch were elected as Class III directors of the Company until the annual general meeting of shareholders to be held in 2008. At that meeting, the shareholders also approved the grant of options to purchase 30,000 ordinary shares, which will vest over a period of three (3) years, to each of Kenneth Sichau and Hagen Hultzsch. Mr. Chris McCleary, who served as a member of our board of directors since February 2000, inadvertently did not receive such grant and, consistent with the abovesaid policy regarding grant of options to non-employee directors, we now wish, subject to shareholder approval, to grant Mr. McCleary options to purchase 30,000 ordinary shares, which will vest over a period of two (2) years (to account for the lapse of one year of service), and have an exercise price of the Company’s share market price at the date of the meeting. If at least one nominee for external director is elected at the meeting pursuant to Item 2, he will immediately become a member of the Audit Committee. The meeting will then recess to enable the Audit Committee and Board of Directors to convene and consider this option grant to Mr. McCleary.  If so approved, the meeting will reconvene and such option grant will be brought before the shareholders.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the terms of compensation, including the proposed grants of options to each of the Company’s non-employee directors, who may serve the Company from time to time, as described in the Company’s Proxy Statement dated August 31, 2006, are ratified and approved in all respects; and to further approve that the above compensation shall be effective as of January 1, 2006 (other than in connection with Options, which will be granted at the market price of the grant date) for all non-employee directors (excluding the external directors named in Item 2 above, for whom such compensation shall be effective as of the date of the meeting ). Options to the 2 external directors named in Item 2 above will be granted with an exercise price equal to the Company’s share market price at the date of this meeting;” and, subject to further approval of the Audit Committee and the Board of Directors, if said recess in the meeting takes place, also:

RESOLVED, that the proposed grant of options to Mr. Chris McCleary, as described in the Company’s Proxy Statement dated August 31, 2006, are approved in all respects”.

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5

APPROVAL OF COMPENSATION TO CHIEF EXECUTIVE OFFICER

The Company’s success depends to a significant extent on the performance of Mr. Roy Zisapel, our President and Chief Executive Officer. In recognition of the importance of Mr. Zisapel’s services to the Company, the Compensation Committee determined to improve the terms of compensation of Mr. Zisapel, as follows: (a) effective as of the date of the meeting, to increase his annual basic salary from $123,000 to $200,000, and  (b) effective as of the year 2007, to provide him with an annual bonus of up to $100,000, subject to Mr. Zisapel achieving certain milestones to be determined by the Compensation Committee, and approved by the Audit Committee and the Board of Directors before the beginning of each year.

Since Mr. Roy Zisapel is also a director of the Company, his compensation requires the approval of the Audit Committee, Board of Directors and shareholders, in that order, in accordance with the Companies Law. If at least one nominee for external director is elected at the meeting pursuant to Item 2, he will immediately become a member of the Audit Committee. The meeting will then recess to enable the Audit Committee and Board of Directors to convene and consider the compensation for the CEO. If so approved, the meeting will reconvene and such compensation will be brought before the shareholders.

It is proposed that at the Annual General Meeting the following resolution will be adopted:

“RESOLVED, that the compensation of the Chief Executive Officer, as described in the Company’s Proxy Statement dated August 31, 2006, be, and the same hereby is, approved; and that the Compensation Committee or another committee of the Board may set the milestones to be met by the Chief Executive Officer in connection with the annual bonus, subject to approval of the Audit Committee and the Board of Directors.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors (excluding Mr. Roy Zisapel) recommends a vote FOR the approval of the proposed resolution.

ITEM 6

APPROVAL OF COMPENSATION TO THE CHAIRMAN OF THE BOARD

Mr. Christopher McCleary has served as a member of our Board of Directors since February 2000. On August 6, 2006, the Board has elected Chris McCleary to serve as active Chairman of the Board of Directors. To that end, the Compensation Committee determined to enter into an agreement with Mr. McCleary whereby (1) he will undertake to serve as our active Chairman and, in such role, provide consulting services to the Company and commit at least 10 hours per month for the Company’s affairs and (2) in consideration for his services, he will receive, in addition to his compensation as any of the other non-employee directors (see Item 4 above), (a) an annual fee of [$20,000] and (b) a [one-time][?] grant of options to purchase 30,000 shares of the Company, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service starting with August 31, 2006, provided that he still serves on the Company’s Board of Directors on such date. The exercise price of the options shall be equal to the fair market value of the ordinary shares on the date of the meeting..

Since Mr. Chris McCleary is a director of the Company, his compensation requires the approval of the Audit Committee, Board of Directors and shareholders, in that order, in accordance with the Companies Law. If at least one nominee for external director is elected at the meeting pursuant to Item 2, he will immediately become a member of the Audit Committee. The meeting will then recess to enable the Audit Committee and Board of Directors to convene and consider the compensation to Mr. McCleary.  If so approved, the meeting will reconvene and such compensation will be brought before the shareholders.

It is proposed that at the Annual General Meeting the following resolution will be adopted:

“RESOLVED, that the compensation of the Chairman, as described in the Company’s Proxy Statement dated August 31, 2006, be, and the same hereby is, approved.”

The Board of Directors (excluding Mr. McCleary) recommends a vote FOR the approval of the proposed resolution.

ITEM 7

NUMBER OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five (5) and not more than nine (9) directors, the exact number to be fixed from time to time by a resolution of the shareholders.  It is proposed that the shareholders resolve to fix the maximum size of the Board of Directors of the Company at nine (9) members. Accordingly, if after this meeting the Board of Directors of the Company will consist of eight (8) members, then the Board of Directors will have the authority to appoint an additional member.

It is proposed that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the maximum number of directors which can be elected as members of the Board of Directors of the Company shall be up to nine (9).”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for approval of the resolution regarding the fixed number of members of the Board of Directors.

The Board of Directors recommends a vote FOR the approval of this resolution regarding the fixed number of directors.

ITEM 8

REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2005 and the related auditor’s report in respect thereof will be presented and discussed.

The auditors’ report and financial statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on April 26, 2006, and the amendments thereto filed on May 9, 2006 and on July 6, 2006), may be viewed on our website – www.radware.com - or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F (AS AMENDED) FOR THE YEAR ENDED DECEMBER 31, 2005, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 9

OTHER BUSINESS

Management currently knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

    CHRISTOPHER MCCLEARY

Chairman of the Board of Directors

ROY ZISAPEL

President and Chief Executive Officer

Dated:  August 31, 2006